Exhibit (a)(1)

COLE CREDIT PROPERTY TRUST II, INC.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

January 31, 2013

Dear Stockholder,

As you may be aware by now, CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, and CMG Acquisition Co., LLC (collectively, the “Offerors”) initiated an unsolicited tender offer (the “Offer”) to buy shares of common stock (the “Shares”) of Cole Credit Property Trust II, Inc., a Maryland corporation (the “Company”). Our Board of Directors (the “Board”) first became aware of the Offer on January 22, 2013. You should be aware that the Company is not in any way affiliated with the Offerors, and we believe this offer is not in the best interests of our stockholders.

Our Board has carefully evaluated the terms of the Offer and unanimously recommends that you reject the offer and not tender your Shares. The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, his or her individual liquidity needs.

The Board’s recommendation was reached after consulting with our officers and Cole REIT Advisors II, LLC, our external advisor. The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to the Offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against this offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the Offer is not in the best interests of our stockholders are as follows:

•	The Board believes that the offer price is less than the current and potential long-term value of the Company’s Shares because:

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On January 22, 2013, the Company announced a full liquidity event for Company stockholders: the combination of the Company and Spirit Realty Capital, Inc. (“Spirit”), a publicly listed real estate investment trust (“REIT”), and a subsequent listing of the combined company’s shares on the New York Stock Exchange. This transaction will create the second largest publicly traded triple-net lease REIT in the United States, with a pro forma enterprise value of approximately $7.1 billion. The transaction is expected to close in the third quarter of 2013, and Company stockholders will not be subject to any lock-up period that would restrict their ability to sell their Shares following the public listing.

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Under the terms of the merger agreement, Spirit shareholders will receive a fixed exchange ratio of 1.9048 Shares for each share of Spirit common stock owned (equates to 0.525 Spirit shares for each Company Share). Based on Spirit’s closing price of $17.82 per share on January 18, 2013, the exchange ratio implies a value of $9.36 per Share and, depending on when you made your investment, reflects a positive cumulative total return including dividends of 20% to 42%, despite the Company operating through a challenging time in the real estate cycle.

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On January 24, 2013, the Company announced that for the sole purpose of assisting broker dealers in reporting an estimated value of the Company’s Shares on their customer account statements, the Board established an estimated value of the Company’s common stock, as of January 23, 2013, of $9.45 per Share.

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Given the timing of the Offer and the offer price, the Company believes that the Offer represents an opportunistic attempt to purchase at a low price and make a profit and, as a result, deprive the stockholders who tender Shares in the offer of the potential opportunity to realize the full long-term value of their investment in the Company. The Offerors’ documents state that the Offerors are making the offer “with the intention of making a profit from the ownership of Shares”;

•	The Offerors’ documents disclose that they “have not made an independent appraisal of the Shares or the Corporation’s properties and are not qualified to appraise real estate.”

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Since July 2009, the Company has maintained the current annualized distribution rate of 6.25%, based on the original $10.00 Share price. Although the Board cannot provide any assurances with respect to future distributions, stockholders who tender Shares in the Offer will no longer receive distributions on any Shares purchased by the Offerors, other than distributions declared or paid prior to the expiration of the offer.

In summary, we believe that the Offerors are opportunistic purchasers who are attempting to acquire your Shares in order to make a profit and, as a result, deprive you of the current and potential long-term value of your Shares. We are confident that Company stockholders will benefit from the proposed liquidity event, which successfully brings investments in the Company full cycle at an attractive valuation, and with significant upside potential from the combined company’s additional scale and access to capital. Accordingly, we recommend that you reject the Offer and not tender your shares.

Should you have any questions about this Offer or other matters, please contact Cole Investor Services at 866-907-2653.

We appreciate your trust in the Company and its Board. We encourage you to follow the Board’s recommendation and not tender your Shares to the Offerors.

Sincerely,

/s/ Christopher H. Cole
Christopher H. Cole Chairman, President and Chief Executive Officer

Disclosures

This correspondence contains forward-looking statements about the Company. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors, many of which are beyond the Company’s control that could cause actual results to differ materially from any forward-looking statements made in this correspondence, which include changes in general economic conditions, changes in real estate conditions and lack of availability of financing or capital proceeds, and risks associated with the Company’s ability to consummate the merger and the timing of closing of the merger. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. The Company does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. The Company urges you to read carefully Item 8 of the enclosed Schedule 14D-9 for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence, including the Company’s ability to consummate the merger and the timing of the closing of the merger.